EVA LIVE INC.

2029 Century Park East, Suite # 400N

Los Angeles, CA 90067

Tel: (424) 202-3603

February 9, 2026

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	EVA LIVE INC. Withdrawal of Registration Statement on Form S-1 File No. 333-288626

Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, as amended (“Securities Act”), Eva Live Inc. (the “Company”), hereby requests the immediate withdrawal of its Registration Statement on Form S-1 (File No. 333-288626), initially filed with the Securities and Exchange Commission (“SEC”) on July 11, 2025, together with all exhibits thereto (“Registration Statement”), with such application to be approved effective as of the date hereof or at the earliest practical date thereafter. The Company is seeking withdrawal of the Registration Statement as it does not intend to pursue the contemplated offering of the securities covered by the Registration Statement at this time. The Registration Statement has not been declared effective, and the Company confirms that no securities of the Company were sold pursuant to the Registration Statement.

The Company requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the SEC in connection with the filing of the Registration Statement be credited for future use.

If you have any further questions regarding this request for withdrawal, or if you require any additional information, please contact Avital Perlman, Esq. of Sichenzia Ross Ference Carmel LLP at (212) 930-9700.

Very truly yours,

Eva Live Inc.

By:	/s/ David Boulette
David Boulette
Chief Executive Officer, President and Director

cc: Avital Perlman, Sichenzia Ross Ference Carmel LLP